UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   **October 25, 2013**

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**001-31403**	**52-2297449**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(202) 872-2000**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e)   On October 25, 2013, Pepco Holdings, Inc. (PHI or the Company) and Joseph M. Rigby, the Company's Chairman, President and Chief Executive Officer, entered into an amendment (the Amendment) to that certain Pepco Holdings, Inc. Performance-Based Restricted Stock Unit (RSU) Award Agreement, dated February 28, 2013, by and between the Company and Mr. Rigby (the RSU Agreement). The RSU Agreement was executed and delivered pursuant to the terms of that certain Employment Agreement, dated December 20, 2011, by and between the Company and Mr. Rigby (the Employment Agreement). The Amendment amends certain of the performance goals set forth in the RSU Agreement.

The Company's independent directors, based upon the recommendation of the Company's Compensation/Human Resources Committee (the Committee) and advice from the Committee's independent compensation consultant, authorized the execution and delivery of the Amendment. The Amendment is intended to align further Mr. Rigby's performance-based compensation under the Employment Agreement with the interests of the Company's stockholders by tying a significant portion of the potential payout of the award covered by the RSU Agreement to the Company's total shareholder return.

On February 28, 2013, pursuant to the terms of the Employment Agreement, Mr. Rigby was granted a performance-based award of 36,945 RSUs under the Company's 2012 Long-Term Incentive Plan (the Plan), the vesting of which was contingent upon the extent to which the specified performance goals were achieved. Following a review of the performance goals, with input from a number of the Company's stockholders and advice received from the Committee's independent compensation consultant, the Company and Mr. Rigby mutually agreed to amend such original performance goals, as follows:

- The strategic Pepco Energy Services review and assessment goal, which had a weight of 15%, has been eliminated.
- The weight of the talent assessment/succession planning goal has been reduced from 20% to 10%.
- A new three-year relative total stockholder return goal (Relative TSR), with a weight of 25%, has been added. Relative TSR measures the Company's total shareholder return relative to that of the 2013 Utility Peer Group. Under the terms of the Amendment, Relative TSR will be determined in a manner consistent with other performance-based awards based on Relative TSR granted under the Plan for the same three-year performance period.

As a result of these amendments, the performance goals for this award are now as follows:

- Reliability of electric service to customers (20% weight)
- Residential customer satisfaction (20% weight)
- Execution of regulatory plan (25% weight)
- Relative TSR (25% weight)
- Talent assessment/planning (10% weight)

The Amendment provides that the number of RSUs that may vest under this award, if any, may not exceed the number of RSUs that would have vested had the award not been amended. This provision is intended to ensure that the Amendment does not increase the number of RSUs that would have otherwise been payable to Mr. Rigby under the original performance goals.

The Amendment does not alter the time at which any vested RSUs under the award are to be settled. Under the terms of the RSU Agreement, as amended, Mr. Rigby must continue to hold any such vested RSUs until his employment with the Company terminates, except that he may elect to surrender vested RSUs as permitted by the RSU Agreement to satisfy applicable tax withholding obligations triggered by the vesting of the RSUs. At the time of the termination of his employment with the Company, the RSUs will be settled by the issuance to Mr. Rigby of a number of shares of common stock equal to the number of vested RSUs.

The Company will continue to review the alignment of its executive compensation with Company performance. In addition to amending and restating the Company's Change in Control / Severance Plan for Certain Executive Employees in July 2013 to, among other things, eliminate excise tax gross-up payments, during the latter part of 2013, the Company engaged in discussions with certain of its institutional stockholders to further enhance the Company's understanding of their investment, executive compensation and corporate governance philosophies. The amendment of the performance goals in Mr. Rigby's RSU award, discussed above, reflects input received from the Company's institutional stockholders, as well as the Company's view that performance-based compensation should be earned upon the achievement of objective operational and regulatory metrics, which drive increases in stockholder value. The Company will continue to review and consider other potential actions with respect to executive compensation in 2014 in an effort to enhance this alignment.

The preceding brief description of the material terms and conditions of the RSU Agreement, as amended by the Amendment, is qualified in its entirety by reference to (i) a copy of the form of RSU Agreement filed as Exhibit 10 to PHI's Current Report on Form 8-K, as originally filed with the Securities and Exchange Commission on December 27, 2011, and (ii) a copy of the Amendment filed as Exhibit 10.2 to this Current Report on Form 8-K, each of which is incorporated by reference into this Item 5.02.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are is filed herewith:

Exhibit No.	Description of Exhibit
10.1	Employment Agreement of Joseph M. Rigby dated December 20, 2011 (including forms of Restricted Stock Unit Award Agreements contained therein) (incorporated by reference to Exhibit 10 to PHI's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 27, 2011) (File No. 1-31403)
10.2	Amendment to the Pepco Holdings, Inc. Performance-Based Restricted Stock Unit Award Agreement, effective as of October 25, 2013

* * * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

Date: October 25, 2013   /s/ FRED BOYLE

Name: Frederick J. Boyle
Title: Senior Vice President and
    Chief Financial Officer

INDEX TO EXHIBITS FILED HEREWITH

Exhibit No.	Description of Exhibit
10.1	Employment Agreement of Joseph M. Rigby, dated December 20, 2011 (including forms of Restricted Stock Unit Award Agreements contained therein) (incorporated by reference to Exhibit 10 to PHI's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 27, 2011) (File No. 1-31403)
10.2	Amendment to the Pepco Holdings, Inc. Performance-Based Restricted Stock Unit Award Agreement, effective as of October 25, 2013